EXHIBIT 99.1

Suncor Energy Inc. Notice of Meeting and Record Date dated February 5, 2015

Date: February 5, 2015	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

     Toronto Stock Exchange

      New York Stock Exchange

Subject: SUNCOR ENERGY INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 04, 2015
Record Date for Voting (if applicable) :	March 04, 2015
Beneficial Ownership Determination Date :	March 04, 2015
Meeting Date :	April 30, 2015
Meeting Location (if available) :	Calgary, AB

Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	867224107	CA8672241079

Sincerely,

Computershare

Agent for SUNCOR ENERGY INC.